UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                              Enterprise Oil plc
                               (Name of Issuer)

                          Ordinary Shares of 25p each
                          American Depositary Shares
                        (Title of Class of Securities)

                       Ordinary Shares: [Not Applicable]
                    American Depositary Shares: 293779 30 2
                                (CUSIP Number)

                                Richard Wiseman
                             Shell Centre, London
                                SE1 7NA England
                          Telephone: +44 20 7934 5544
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                17 April, 2002

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 293779 30 2


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Shell Resources P.L.C.                  [Not Applicable]

     The Shell Petroleum Company Limited     [Not Applicable]
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Shell Resources P.L.C.                  England

     The Shell Petroleum Company Limited     England
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              None

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         136,989,636
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              None

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         136,989,636

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     136,989,636
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Shell Resources P.L.C.                  CO

     The Shell Petroleum Company Limited     CO, HC
-------------------------------------------------------------------------------

                        AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") supplements, amends and restates information contained in Schedule 13D originally filed on 12 April, 2002 as amended ("Schedule 13D"), by the Reporting Persons (as defined therein). Capitalized terms used in this Amendment No. 2, but not otherwise defined, have the meanings ascribed to them in Schedule 13D.

     Schedule 13D is supplemented, amended and restated by this Amendment No. 2 as follows:


Item 3.   Source and Amount of Funds or Other Consideration

     The last sentence of the first paragraph of Item 3 of Schedule 13D is hereby amended and restated as follows:

     The total amount of funds expended to purchase the shares covered by this schedule was 993.2 million pounds sterling (or U.S. $ 1,426 million, based on Bloomberg's historic U.S. $ / Pound Sterling spot rate for 2 April, 2002 of 1.4358).

Item 5.   Interest in Securities of the Issuer

     Section (a) of Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a): As of 18 April, 2002, the Reporting Persons beneficially owned 136,989,636 Ordinary Shares of Enterprise Oil which represent in the aggregate approximately 28.5% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). In addition, the Reporting Persons have determined that pension funds managed by members of the Royal Dutch / Shell Group hold 2,372,549 Ordinary Shares. The Reporting Persons do not own any ADSs.

     Section (c) of Item 5 of Schedule 13D is hereby amended and restated as follows:

     (c): The Offeror has made the following purchases of Ordinary Shares:

          Number of Ordinary Shares                Date

                50,108,528                      2 April, 2002
                 3,693,312                      4 April, 2002
                 4,328,783                      5 April, 2002
                 4,378,533                      8 April, 2002
                 4,098,441                      9 April, 2002
                 2,200,244                     10 April, 2002
                 3,560,782                     11 April, 2002
                 1,174,791                     12 April, 2002
                 9,898,265                     16 April, 2002
                10,047,957                     17 April, 2002
                43,500,000                     18 April, 2002


Total:        136,989,636

The purchase price for all purchases was 7.25 pounds sterling per Ordinary Share. All such purchases were made outside the United States.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   18 April, 2002

/s/ R. Wiseman
-------------------------------
Name:  Richard Wiseman
Title: Secretary
       Shell Resources P.L.C.



Date   18 April, 2002

/s/ Jyoti Munsiff
-------------------------------
Name:  Jyoti Munsiff
Title: Company Secretary
       The Shell Petroleum Company Limited